Exhibit 99.2

CREDIT SUISSE

(the Company)

acting through its Guernsey Branch

(the Branch)

AND

THE BANK OF NEW YORK,

(the Trustee)

FORM OF FIRST SUPPLEMENTAL INDENTURE

dated as of May [ ], 2007

Supplemental to the Subordinated Indenture,
dated as of March 29, 2007

FIRST SUPPLEMENTAL INDENTURE, dated as of May [    ], 2007 (this “First Supplemental Indenture”), between CREDIT SUISSE, a corporation established under the laws of, and duly licensed as a bank in, Switzerland (the “Company”), acting through its Guernsey Branch, and THE BANK OF NEW YORK, a New York banking corporation (the “Trustee”), to the Base Indenture (as defined below).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee have previously executed a subordinated indenture, dated as of March 29, 2007 (the “Base Indenture”);

WHEREAS, the Company has authorized the execution and delivery of this First Supplemental Indenture;

WHEREAS, pursuant to Sections 2.03 and 9.01(e) of the Base Indenture, the Company desires to provide for the establishment of two new series of Securities under the Base Indenture, to be issued by the Company, acting through its Guernsey Branch, the form and substance of such series of Securities and the terms, provisions and conditions thereof to be set forth as provided in the Base Indenture and this Supplemental Indenture;

WHEREAS, at the request of the Trustee, the Company has furnished the Trustee with (i) an Opinion of Counsel complying with the requirements of Sections 2.02(c), 9.05, 11.03 and 11.04 of the Base Indenture and to the effect that, among other things, this First Supplemental Indenture has been duly authorized, executed and delivered by the Company, and (ii) an Officers’ Certificate complying with the requirements of Sections 2.02(b), 11.03 and 11.04 of the Base Indenture; and

WHEREAS, all conditions and requirements necessary to make this First Supplemental Indenture a valid agreement of the Company, in accordance with the terms of the Base Indenture, and a valid amendment of and supplement to the Base Indenture have been done.

NOW THEREFORE, in consideration of the premises and the purchase of the Securities of each series established by this Supplemental Indenture by the Holders thereof from time to time on or after the date hereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all such Holders of each such series, that the Base Indenture is supplemented and amended, to the extent and for the purposes expressed herein, as follows:

1.             For all purposes of this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires, (i) references to any Article, Section or subdivision thereof are references to an Article, Section or other subdivision of this First Supplemental Indenture and (ii) capitalized terms not otherwise defined herein shall have the meanings set forth in the Base Indenture and the following terms used in this First Supplemental Indenture have the following respective meanings:

“Additional Amounts” has the meaning set forth in Section 3(h).

“Branch” means the branch of the Company through which the Company is acting for all purposes under the Notes and this First Supplemental Indenture unless and until another branch of the Company is substituted for the Branch and thereafter means that other branch.

“Business Day” means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York and Switzerland.

“Calculation Agent” means The Bank of New York or any successor as calculation agent for the Notes.

“Condition of Redemption” means the Company’s obtaining the prior approval of the Swiss Federal Banking Commission (which approval will be conditioned upon the Company’s being solvent and the satisfaction of other regulatory capital requirements).

“Depositary” has the meaning set forth in Section 3(k).

“Designated LIBOR Page” means the display so designated on page LIBOR01 (or such other page as may replace that page) of Reuters (or such other service as may be nominated as the information vendor) for the purpose of displaying rates or prices relating to LIBOR.

“Distributable Profits” means, with respect to any audited unconsolidated accounts of the Company, the aggregate of (i) net profits carried forward and (ii) freely available reserves (other than reserves for own shares), in each case, less any amounts that must be contributed to legal reserves under Swiss law.

“Dollars” means the lawful currency of the United States of America.

“EU Savings Tax Directive” has the meaning set forth in Section 3(h).

“Event of Default” has the meaning set forth in Section 5.

“Fixed Rate Period,” with respect to the Fixed to Floating Rate Notes, means the period from and including the Issue Date to but excluding the Reset Date.

“Fixed to Floating Rate Notes” has the meaning set forth in Section 3(a).

“Floating Rate Notes” has the meaning set forth in Section 3(a).

“Floating Rate Period” means, with respect to the Floating Rate Notes, the period from and including the Issue Date, and with respect to the Fixed to Floating Rate Notes, the period from and including the Reset Date.

“Global Certificates” has the meaning set forth in Section 3(k).

“Guernsey Savings Tax Agreement” has the meaning set forth in Section 3(h).

“Interest Determination Date” means, in respect of any Interest Period falling in a Floating Rate Period, the second London Market Date before the Interest Period begins.

“Interest Payment Date” means each day on which interest on a series of Notes is payable for that series of Notes.

“Interest Period,” for each series of Notes, means the period from and including any Interest Payment Date for that series (or, in the case of the first Interest Payment Date for that series, the Issue Date) to but excluding the next Interest Payment Date for that series.

“Issue Date” means May 15, 2007.

“London Market Date” means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York.

“Make Whole Price” means, for each Fixed to Floating Rate Note, an amount equal to the sum of (i) the present value of the principal amount of such Note discounted from the Reset Date and (ii) the present value of each remaining scheduled interest payment to and including the Reset Date discounted from the relevant Interest Payment Date, in each case to the date designated for redemption of such Note, at a rate equal to the sum of (x) 0.500% plus (y) the U.S. Treasury Yield on a semi-annual compounding basis (rounded to four decimal places) at 9:00 a.m. (New York time) on the fifth Business Day prior to such redemption date.

“Non-Discretionary Interest Payment” has the meaning set forth in Section 3(e).

“Notes” has the meaning set forth in Section 3(a).

“Optional Redemption Price” means, for each Note of a particular series, a redemption price equal to the principal amount of such Note, plus interest with respect to the then-current Interest Period accrued on a daily basis to (but excluding) the date fixed for redemption, plus all due but unpaid interest, if any, thereon, together with any Additional Amounts.

“Parity Obligations” means (i) all obligations of the Company in respect of present and future Tier 1 Instruments and (ii) any other securities or obligations (including any guarantee, credit support agreement or similar undertaking) of the Company that rank, or are expressed to rank, pari passu with the Notes.

“Paying Agent” shall initially mean The Bank of New York and any co-Paying Agent appointed by the Company, and thereafter shall mean any additional or successor paying agents.

“Prohibited Interest Payment” has the meaning set forth in Section 3(e).

“Record Date” has the meaning set forth in Section 3(f).

“Regulatory Condition” means that the Company, on both an unconsolidated (Stammhaus) and a consolidated (Finanzgruppe) basis, is, and will be immediately after payment, in compliance with all applicable regulatory capital requirements of the Swiss Federal Banking Commission.

“Regulatory Event” means a change in law or regulation applicable to the Company or a change in the official interpretation thereof occurring after May 8, 2007 as a result of which the Notes of the relevant series may no longer qualify as Tier 1 Capital of the Company (without regard to quantitative limits on such capital) on an unconsolidated (Stammhaus) or a consolidated (Finanzgruppe) basis.

“Relevant Jurisdiction” has the meaning set forth in Section 3(h).

“Reset Date” means May 15, 2017.

“Senior Indebtedness” has the meaning set forth in Section 2.

“Share Capital” means all classes of paid-in capital in relation to shares (and participation certificates, if any) of the Company.

“Solvency Condition” means that the Company is solvent by virtue of (i) its assets exceeding its liabilities (other than its liabilities to Persons who are not holders of Senior Indebtedness) and (ii) its being able to pay its debts as they fall due.

“Special Event Redemption Price” means:

(i)            in connection with any redemption of a particular series of Notes as a result of a Tax Event described in clause (i) of the definition of Tax Event and, in the case of a redemption of Floating Rate Notes, as a result of a Tax Event described in clause (ii) of the definition of “Tax Event” or a Regulatory Event, the Optional Redemption Price; and

(ii)           in connection with any redemption of the Fixed to Floating Rate Notes as a result of a Tax Event described in clause (ii) of the definition of “Tax Event” or a Regulatory Event, the greater of:

(A)                              the Optional Redemption Price; and

(B)                                the Make Whole Price, plus all due but unpaid interest, if any, thereon, together with any Additional Amounts.

“Subsidiary” has the meaning set forth in Section 2.

“Swiss Savings Tax Agreement” has the meaning set forth in Section 3(h).

“Tax Event” means a change in law or regulation of Switzerland or Guernsey, or any political subdivision therein or any authority thereof or therein having power to tax, or official interpretation thereof occurring after May 8, 2007 as a result of which:

(i)            payments to Holders of the Notes of the relevant series would be subject to withholding tax in Switzerland or Guernsey, or the Company otherwise is or would be required to pay Additional Amounts in respect of any taxes, duties or other governmental charges in Switzerland or Guernsey with respect to payments on such Notes; or

(ii)           the treatment of any item of income, gain, loss, deduction or expense of the Company in relation to the Notes of the relevant series would not be respected by the relevant taxing authorities in Switzerland or Guernsey, as a result of which the Company would be subject to more than a de minimis amount of additional tax.

“Three-Month USD LIBOR” means, with respect to any Interest Period falling in a Floating Rate Period, the rate for deposits in Dollars having maturities of three months commencing on the first day of the relevant Interest Period, which appears on the Designated LIBOR Page as of 11:00 a.m., London time, on the relevant Interest Determination Date.  If such rate does not so appear on the Designated LIBOR Page, the rate in respect of such Interest Period will be determined on the basis of the rates at which deposits in Dollars are offered by four major banks in the London interbank market, selected by the Calculation Agent (after consultation with the Company), at approximately 11:00 a.m., London time, on the relevant Interest Determination Date to prime banks in the London interbank market for a period of three months commencing on the first day of the relevant Interest Period and in a principal amount equal to not less than $1,000,000 that is representative for a single transaction in such market at such time.  In such case, the Calculation Agent will request the principal London office at each of such major banks to provide a quotation of such rate.  If at least two such quotations are provided in respect of such Interest Period, Three-Month USD LIBOR for that Interest Period will be the arithmetic mean of the quotations, and, if fewer than two quotations are provided as requested in respect of such Interest Period, Three-Month USD LIBOR for that Interest Period will be the arithmetic mean of the rates quoted by three major banks in New York, New York, selected by the Calculation Agent (after consultation with the Company), at approximately 11:00 a.m., New York time, on the relevant Interest Determination Date for loans in Dollars to leading European banks for a period of three months commencing on the first day of the relevant Interest Period and in a principal amount equal to not less than $1,000,000 that is representative for a single transaction in such market at such time; provided, however, if fewer than three banks selected by the Calculation Agent to provide such quotations are quoting as described above, Three-Month USD LIBOR for such Interest Period will be the same as Three-Month USD LIBOR as determined for the previous Interest Period or, in the case of the Interest Period for the Fixed to Floating Rate Notes beginning on the Reset Date, 5.860%.  All determinations made by the Calculation Agent with respect to the interest rates on the Notes shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company, the Trustee and the Holders of the Notes, without any liability on the part of the Calculation Agent.

“Tier 1 Capital” has the meaning ascribed to it under Swiss banking laws and Swiss Federal Banking Commission regulations applicable to the Company from time to time.

“Tier 1 Instruments” means any and all securities or other obligations issued by (a) the Company (whether or not acting through a branch) including, in the case of the Fixed to Floating Rate Notes, the Floating Rate Notes and, in the case of the Floating Rate Notes, the Fixed to Floating Rate Notes, but excluding any Tier 1 Shares or (b) a Subsidiary and having the benefit of a guarantee, credit support agreement or similar undertaking of the Company, each of which securities or other obligations under (a) and (b) qualify, or are issued in respect of a security that qualifies, as Tier 1 Capital of the Company (without regard to quantitative limits on such capital) on an unconsolidated (Stammhaus) or a consolidated (Finanzgruppe) basis.

“Tier 1 Shares” means all classes of paid-in capital in relation to shares (and participation certificates, if any) of the Company that qualify as Tier 1 Capital of the Company on an unconsolidated (Stammhaus) or a consolidated (Finanzgruppe) basis.

“U.S. Treasury Yield” means the yield calculated by the Company, under the heading which represents the average for the immediately prior week, appearing in the most recently published statistical release designated as “H.15 (519)” or any successor publication which is published by the Board of Governors of the Federal Reserve system and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity most closely corresponding to the Reset Date.

2.             The definitions of “Senior Indebtedness” and “Subsidiary” in Section 1.01 of the Base Indenture are hereby amended and restated in their entirety solely with respect to the Notes as follows:

“Senior Indebtedness” means all debt and other obligations (including those in respect of bonds, notes, debentures and guarantees) that do not, or are not expressly stated to, rank pari passu with the obligations of the Company under the Notes.

“Subsidiary” means a company controlled directly or indirectly by the Company, whether or not consolidated, and “control” means the power to direct the management or affairs of such company, whether through the ownership of voting securities, by contract or otherwise.

3.             Pursuant to Section 2.03 of the Base Indenture, there is hereby established two series of Securities, the terms of which shall be as follows:

(a)           Designation.  The Securities of these series shall be known and designated as the 5.860% Fixed to Floating Rate Tier 1 Capital Notes (the “Fixed to Floating Rate Notes”) and the

Floating Rate Tier 1 Capital Notes (the “Floating Rate Notes”) of the Company.  The Fixed to Floating Rate Notes and the Floating Rate Notes are collectively referred to as the “Notes.”

(b)           Aggregate Principal Amount; Further Issues.  The aggregate principal amount of the Fixed to Floating Rate Notes to be authenticated and delivered under this First Supplemental Indenture is $1,250,000,000 and the aggregate principal amount of the Floating Rate Notes to be authenticated and delivered under this First Supplemental Indenture is $750,000,000 (except for Notes authenticated and delivered upon registration of, transfer of, or exchange for, or in lieu of, other Notes of such series pursuant to Sections 2.07, 2.08 and 2.10 of the Base Indenture).  The Company may from time to time, without notice to or the consent of the registered Holders of the Notes of the relevant series, create and issue further notes of the same series ranking pari passu with the Notes of such series.  Such further notes will be consolidated and form a single series with the Notes of the relevant series, will have the same terms as to status, redemption or otherwise as the Notes of such series, and payments on such further notes in liquidation will be made pro rata.

(c)           Denominations.  The authorized denominations of the Notes will be $2,000 and any integral multiple of $2,000 in excess thereof.  The Notes will be denominated in Dollars and all payments on or in respect of the Notes will be made in Dollars.

(d)           Maturity.  Neither series of Notes will have a fixed maturity date.

(e)           Interest.  Interest on the Fixed to Floating Rate Notes will accrue (i) in the Fixed Rate Period, at a fixed rate of 5.860% per annum and, subject to any Prohibited Interest Payment and Non-Discretionary Interest Payment, will be payable semi-annually in arrears on each May 15 and November 15, beginning on November 15, 2007, and (ii) in the Floating Rate Period, at a floating rate per annum equal to Three-Month USD LIBOR plus 1.690% and, subject to any Prohibited Interest Payment and Non-Discretionary Interest Payment, will be payable quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning on August 15, 2017.

Interest on the Floating Rate Notes will accrue (i) in the period from and including the Issue Date to but excluding the Reset Date, at a floating rate per annum equal to Three-Month USD LIBOR plus 0.690% and (ii) in the period from and including the Reset Date, at a floating rate per annum equal to Three-Month USD LIBOR plus 1.690% and, in each case, subject to any Prohibited Interest Payment and Non-Discretionary Interest Payment, will be payable quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning on August 15, 2007.

For the Fixed to Floating Rate Notes in respect of each Interest Payment Date falling on or prior to the Reset Date, the amount of each interest payment payable in respect of each $2,000 in principal amount of the Fixed to Floating Rate Notes will be $58.60.  If at any time during the Fixed Rate Period interest is required to be calculated on the Fixed to Floating Rate Notes for a period of less than a full Interest Period, such interest will be calculated on the basis of a year of 360 days with twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed.

For the Floating Rate Notes and for each Interest Period of the Fixed to Floating Rate Notes falling in the Floating Rate Period, interest will be calculated on the basis of the actual number of days elapsed in the relevant Interest Period divided by 360 days.

If any Interest Payment Date falling in the Fixed Rate Period is not a Business Day, any interest on the Notes that is due to be paid on such date will be paid on the next following Business Day, but the amount of such interest will not be adjusted.  If any Interest Payment Date falling in the Floating Rate Period is not a Business Day, such Interest Payment Date will be postponed to the next following Business Day, unless such day would fall into the next calendar month, in which case such Interest Payment Date will be the immediately preceding Business Day, and the amount of such interest will be adjusted accordingly.

Payments of interest on the Notes are not cumulative.  If a payment of interest for any Interest Period is (i) discretionary and not paid by the Company or (ii) prohibited as a Prohibited Interest Payment, Holders of the Notes of the relevant series will not be entitled to that payment of interest, or any interest thereon, whether or not payments of interest are made on the Notes of such series in respect of any other Interest Periods.

Interest payments on either the Fixed to Floating Rate Notes or the Floating Rate Notes will be made at the discretion of the Company, except (i) when the payment of interest is prohibited as a Prohibited Interest Payment or (ii) when the payment of interest is required as a Non-Discretionary Interest Payment.  The failure by the Company to make all or a portion of an interest payment on any Interest Payment Date when such payment is prohibited or is discretionary will not constitute an Event of Default by the Company for any purpose.

Non-Discretionary Interest Payments.  Except when an interest payment is prohibited as a Prohibited Interest Payment, the Company will be required to pay such interest on the Notes on the applicable Interest Payment Date in the following circumstances (each such payment, a “Non-Discretionary Interest Payment”):

Payment on Tier 1 Shares.  If the Company pays any dividend or makes any other distribution or payment on or in respect of any class of Tier 1 Shares (other than a payment in kind in other Tier 1 Shares), then the Company will be required to make payment of (x) the full amount of the interest payable on the Notes on the next Interest Payment Date (if in respect of the Fixed Rate Period) or each of the next two Interest Payment Dates (if in respect of a Floating Rate Period) following the dividend or other payment if the dividend or other payment on the Tier 1 Shares is paid in respect of a period of six months or less or (y) the full amount of the interest payable on the Notes on each of the next two Interest Payment Dates (if in respect of the Fixed Rate Period) or each of the next four Interest Payment Dates (if in respect of a Floating Rate Period) following the dividend or other payment if the dividend or other payment on the Tier 1 Shares is paid in respect of a period of more than six months.

Redemption of Tier 1 Shares.  The Company will be required to pay the full amount of the interest payable on the Notes on each of the next two Interest Payment Dates (if in respect of the Fixed Rate Period) or each of the next four Interest Payment Dates (if in respect of a Floating Rate Period) following any date on which the Company has redeemed, repurchased or otherwise acquired any Tier 1 Shares (or any portion thereof) for any consideration (or any moneys are paid to or made available for a sinking fund for, or for redemption, repurchase or other acquisition of, any such Tier 1 Shares) or any date on which the Company has effected a voluntary reduction of the nominal amount of its paid-in capital other than in connection with:

(A)                              transactions in Tier 1 Shares effected by or for the account of customers of the Company or any of its Subsidiaries or in connection with the distribution or trading of, or market making in respect of, Tier 1 Shares;

(B)                                the satisfaction by the Company or any of its Subsidiaries of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants;

(C)                                the cancellation or other termination of Tier 1 Shares held by the Company or any of its Subsidiaries;

(D)                               a reclassification of the Tier 1 Shares of the Company or the exchange or conversion of one class or series of such Tier 1 Shares for another class or series of such Tier 1 Shares; or

(E)                                 the purchase of fractional interests in the Tier 1 Shares of the Company pursuant to the provisions of any security being converted into or exchanged for such Tier 1 Shares.

Payment on Tier 1 Instruments.  If the Company pays, or causes or permits to be paid, any interest or makes, or causes or permits to be made, any other distribution or payment on or in respect of any Tier 1 Instruments (other than to the extent of a payment in kind in Tier 1 Shares), then the Company will be required to make payments of interest on the Notes on one or more Interest Payment Dates following the interest or other payment, as follows:

(A)                              pro rata payment of the full amount of the interest payable on the Notes on each of the next two Interest Payment Dates (if in respect of the Fixed Rate Period) or each of the next four Interest Payment Dates (if in respect of a Floating Rate Period) if the interest or other payment on the Tier 1 Instruments is paid in respect of an annual period;

(B)                                pro rata payment of the full amount of the interest payable on the Notes on the next Interest Payment Date (if in respect of the Fixed Rate Period) or each of the next two Interest Payment Dates (if in respect of a Floating Rate Period) if the interest or other payment on the Tier 1 Instruments is paid in respect of a semi-annual period; and

(C)                                pro rata payment of one-half of the amount of interest payable on the Notes on the next Interest Payment Date (if in respect of the Fixed Rate Period) or the full amount of the interest payable on the next Interest Payment Date (if in respect of a Floating Rate Period) if the interest or other payment on the Tier 1 Instruments is paid in respect of a quarterly period.

When payment on a Tier 1 Instrument requires a pro rata payment of interest as described above, the amount of the required payment will be in the same proportion to the specified amount of interest payable on the Note as the payment that was made on the Tier 1 Instrument bears to the amount that was payable on such Tier 1 Instrument at the time of such payment.

Payment of interest on the Notes on any Interest Payment Date will not exceed the full amount of interest payable in respect of such Interest Period.

Prohibited Interest Payments.  The Company will be prohibited from making an interest payment (each, a “Prohibited Interest Payment”), in whole or in part, on the Notes on the relevant Interest Payment Date to the extent that:

(A)                              the Company has an amount of Distributable Profits in its most recent audited unconsolidated accounts which is less than the aggregated amount of such interest payment together with all other payments (other than redemption payments) made by the Company since the date of such accounts (i) on the Notes and (ii) on or in respect of any Tier 1 Instruments or Tier 1 Shares, in each case, excluding any portion of such interest payment and such other payments already accounted for in determining the Company’s Distributable Profits; or

(B)                                notwithstanding that the Company has sufficient Distributable Profits, at the time of such payment, either the Regulatory Condition or the Solvency Condition is, or both such conditions are, not satisfied or would not be satisfied if such interest payment were made.

For any Interest Period, if a payment of interest is prohibited as a Prohibited Interest Payment or is discretionary and the Company elects not to pay interest or to pay less than the full amount of interest, with respect to such Interest Period the Company will deliver a notice to the Holders and the Trustee and, for so long as the Notes of a particular series are listed on the New York Stock Exchange, Inc, and such stock exchange so requires, shall notify such exchange and shall issue a press release containing such notice at least two (2) Business Days prior to the relevant Interest Payment Date on which payment was scheduled.  The notice provided to the Trustee shall be in the form of an Officers’ Certificate, on which certificate the Trustee shall be entitled to conclusively rely.  Failure to provide any such notice at all or in the time specified shall not constitute an Event of Default by the Company for any purpose, nor shall it affect the Company’s rights to elect not to pay interest that is discretionary or its obligations with respect to Prohibited Interest Payments.

(f)            Record Date.  Each interest payment shall be payable to Holders of record as they appear on the securities register of the Company at the close of business on the corresponding record date (the “Record Date”). The Record Date for a particular series of Notes will be, for so long as the Notes of such series are in the form of a Global Certificate (as hereinafter defined), three (3) Business Days prior to the relevant Interest Payment Date and, in the event that any Notes of such series are not represented by one or more Global Certificates, the fifteenth day (whether or not a Business Day) prior to the relevant Interest Payment Date.

(g)           Redemption.  The Notes will not be subject to mandatory redemption or to any sinking fund and will not be convertible into, or exchangeable for, any securities of the Company.  Except as set forth in clauses (i) and (ii) below, neither series of Notes will be redeemable at the option of the Company or of the Holders.

(i)            Optional Redemption.  On the Reset Date and on each Interest Payment Date thereafter, the Company will have the right to redeem either or both series of Notes for cash, in whole but not in part, at the Optional Redemption Price, subject to satisfaction of the Condition of Redemption, both at the time of giving of the redemption notice to the Holders of the Notes as provided in Section 3.02 of the Base Indenture and at the time the Company deposits any such redemption payment with the Trustee or a Paying Agent pursuant to said Section 3.02.

(ii)           Special Event Redemption.  The Company may also elect to redeem either or both series of Notes for cash, in whole but not in part, at the Special Event Redemption Price, subject to satisfaction of the Condition of Redemption, both at the time of giving of the redemption notice to the Holders of the Notes as provided in Section 3.02 of the Base Indenture and at the time the Company deposits any such redemption payment with the Trustee or a Paying Agent pursuant to said Section 3.02, prior to the Reset Date (i) at any time (in the case of the Fixed to Floating Rate Notes) and (ii) on Interest Payment Dates only (in the case of the Floating Rate Notes), in each case upon the occurrence of a Tax Event or a Regulatory Event.

With respect to any redemption described in this Section 3(g), the Company shall give the Trustee notice of the redemption price promptly after the calculation thereof and the Trustee shall not be responsible for any such calculation.  At the time of (i) the giving of such redemption notice and (ii) any such redemption payment, the Trustee shall be entitled to receive an Officers’ Certificate confirming that the Condition of Redemption has been satisfied as of such time.

(h)           Additional Amounts.  All payments of principal and interest in respect of each series of Notes by the Company will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Switzerland or Guernsey (each a “Relevant Jurisdiction”), any political subdivision thereof or any authority therein or thereof having the power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law.  In that event, the Company will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received by Holders after such withholding or deduction shall equal the amounts that would have been receivable in respect of the Notes of such series in the absence of such withholding or deduction.

Notwithstanding the foregoing, no such Additional Amounts will be payable:

(i)            to the extent the withholding or deduction is imposed or levied because the Holder of Notes of a particular series has some connection with the Relevant Jurisdiction other than merely being a Holder of such Notes;

(ii)           to the extent the withholding or deduction is imposed or levied because the Holder (or beneficial owner) of Notes of a particular series has not made a declaration of non-residence or other claim for exemption, if such Holder is able to avoid such deduction or withholding by making such a declaration or claim;

(iii)          more than thirty (30) days after the date on which the related payment on the Notes of a particular series becomes due, except to the extent that the Holder of such Notes would have been entitled to such additional amounts on the thirtieth such day;

(iv)          to the extent the withholding or deduction is imposed on a payment to an individual and is (A) required to be made pursuant to European Council Directive 2003/48/EC of June 3, 2003 on the taxation of savings income (the “EU Savings Tax Directive”) or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the EU Savings Tax Directive, (B) required to be made pursuant to the Agreement between the European Community and the Confederation of Switzerland dated as of October 26, 2004 (the “Swiss Savings Tax Agreement”) providing for measures equivalent to those laid down in the EU Savings Tax Directive or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the Swiss Savings Tax Agreement, (C) required to be made pursuant to agreements between Guernsey and the EU Member States dated November 19, 2004 (the “Guernsey Savings Tax Agreement”) providing for measures equivalent to those laid down in the EU Savings Tax Directive or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the Guernsey Savings Tax Agreement or (D) required to be made pursuant to any agreements between the European Community and other countries or territories providing for measures equivalent to those laid down in the EU Savings Tax Directive or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreements; or

(v)           to a Holder of Notes of a particular series who would have been able to avoid such withholding or deduction by receiving such payment through another paying agent in a member state of the European Union.

Any payment of Additional Amounts will be subject to the same conditions as are applicable to the payment in respect of which such Additional Amounts arise.

At least ten (10) days prior to the first Interest Payment Date and at least ten (10) days prior to each date of payment of principal of or interest on the Notes if there has been a change with respect to the matters set forth in the below-mentioned Officers’ Certificate, the Company shall furnish to the Trustee and the principal Paying Agent, if other than the Trustee, an Officers’ Certificate instructing the Trustee and such Paying Agent whether such payment of principal of or interest on the Notes shall be made to Holders without withholding or deduction for or on account of any Switzerland or Guernsey taxes.  If any such withholding or deduction shall be required, then such Officers’ Certificate shall specify by country the amount, if any, required to be withheld or deducted on such payments to such Holders and shall certify the fact that Additional Amounts will be payable and the amounts so payable to each Holder, and the Company shall pay to the Trustee or such Paying Agent the Additional Amounts required to be paid by this Section 3(h).  The Company covenants to indemnify the Trustee and any Paying Agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Officers’ Certificate furnished pursuant to this Section 3(h).

Whenever in this First Supplemental Indenture there is mentioned, in any context, the payment of the principal of or any premium, interest or any other amounts on, or in respect of, any Note of any series, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to this First Supplemental Indenture, and express mention of the payment of Additional Amounts (if applicable) in any provision hereof shall not be construed as excluding the payment of Additional Amounts in those provisions hereof where such express mention is not made.

(i)            Subordination.  Sections 10.01, 10.02, 10.03 and 10.04 of the Base Indenture are hereby amended and restated in their entirety solely with respect to the Notes as follows:

Section 10.01.  Subordination.  The Fixed to Floating Rate Notes and the Floating Rate Notes will rank pari passu with each other for all purposes under the Indenture.  Each series of Notes will be direct, subordinated and unsecured obligations of the Company and will rank:

(i)            junior to all claims in respect of Senior Indebtedness;

(ii)           pari passu with each other and with Parity Obligations; and

(iii)          senior to the Share Capital.

Section 10.02.  Rights upon Bankruptcy.  In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company in Switzerland, Holders of a particular series of Notes will have a right to claim, on a subordinated basis, an amount equal to the principal amount of such series of Notes then Outstanding, plus interest, if any, with respect to the then-current Interest Period accrued on a daily basis to (but excluding) the date of the dissolution, liquidation or winding up, plus all other due, but unpaid, interest, if any, thereon.

Section 10.03.  [Intentionally omitted]

Section 10.04.  [Intentionally omitted]

In the event of any inconsistency between Article 10 of the Base Indenture and the provisions of the First Supplemental Indenture, the provisions of the First Supplemental Indenture shall govern.

(j)            No Set-Off.  Subject to applicable law, no Holder of the Notes shall be entitled to exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Company or the Branch arising under or in connection with the Notes.

(k)           Form of Note.  The Company will issue the Notes of each series in the form of one or more fully registered global securities (the “Global Certificates”) for the applicable series. The Company will deposit the Global Certificates initially representing the Notes of each series with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”), and will register the Notes of each series in the name of Cede & Co., the Depositary’s nominee.  The Global Certificate representing the Notes of each series will be substantially in the form set forth in Annex I.

4.             The ninth paragraph of Section 2.07 of the Base Indenture is hereby amended and restated in its entirety as follows:

The Company may at any time and in its sole discretion determine that any Registered Global Securities of any series shall no longer be maintained in global form.  If an Event of Default has occurred with regard to any Securities and has not been cured or waived, a Holder of a Security may elect that its beneficial interest in the Registered Global Securities of that series no longer be maintained in global form.  In either such event and subject to the procedures of the Depositary the Company will execute, and the Trustee, upon receipt of the Company’s order for the authentication and delivery of definitive Registered Securities of such series and tenor, will authenticate and make available for delivery, Registered Securities of such series and tenor in any authorized denominations, in an aggregate principal amount equal to the principal amount of such Registered Global Securities or beneficial interest, in exchange for such Registered Global Securities or beneficial interest.

5.             Sections 6.01 and 6.02 of the Base Indenture are hereby amended and restated in their entirety solely with respect to the Notes as follows:

Section 6.01. Events of Default.  An “Event of Default” shall occur in respect of a particular series of Notes in the event that:

(a)           the Company fails to make any payment of principal in respect of such series of Notes for a period of ten (10) days or more after the date such payment is due;

(b)           the Company fails to make any payment of interest in respect of such series of Notes for a period of thirty (30) days or more after the date on which such payment is due;

(c)           [Intentionally omitted]

(d)           an involuntary case or other proceeding shall be commenced against the Company, with respect to the Company or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or for any substantial part of the property and assets of the Company, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty (60) days, except that the issuance of a writ of payment (Zahlungsbefehl) under the Swiss debt enforcement and bankruptcy laws shall not constitute such involuntary case or proceeding for the purpose of this clause; or an order for relief shall be entered against the Company for the purpose of this clause; or an order for relief shall be entered against the Company under any bankruptcy, insolvency or other similar law now or hereafter in effect;

(e)           the Company (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company for all or substantially all of the property and assets of the Company, or (iii) effects any general assignment for the benefit of creditors; or

(f)            [Intentionally omitted].

Section 6.02. Remedies Limited.  (a)  No remedy against the Company, other than those described in paragraph (b) below, shall be available to the Trustee or any Holder, whether for the recovery of amounts payable in respect of the relevant series of Notes or in respect of any breach by the Company of any of its obligations under such series of Notes.  In addition, notwithstanding any other provision hereof or of the Base Indenture, neither of the series of Notes shall become accelerable, nor shall the Trustee or any Holder or group of Holders of Securities of any series under the Indenture (including the relevant series of Notes) have the right to accelerate the relevant series of Notes upon the occurrence of any Event of Default.

(b)  Upon the occurrence of an Event of Default, the payment obligations on the relevant series of Notes in respect of which the Event of Default has occurred shall be deemed due and payable (fällige) payment obligations of the Company, and if such payment has not been made within the statutory period after the Trustee (failing which, and subject to the provisions of Section 6.06 of the Base Indenture, a Holder) has formally requested payment and a writ of payment (Zahlungsbefehl) has been issued as provided by the Swiss insolvency laws, the Trustee (failing which, and subject to the provisions of Section 6.06 of the Base Indenture, a Holder) may institute proceedings against the Company in Switzerland (but not elsewhere) to enforce the rights of such Holder under Swiss insolvency laws.  In the event of an insolvency proceeding in Switzerland, the Company shall not (i) after having received the writ of payment (Zahlungsbefehl), argue or plead that the payment obligations are not due and payable by the Company and (ii) prior to the declaration of bankruptcy (or similar proceeding under Swiss insolvency laws), make any payment to a Holder or the Trustee unless the Solvency Condition is satisfied.  Notwithstanding the foregoing, (i) the Trustee (failing which, and subject to the provisions of Section 6.06 of the Base Indenture, a Holder) shall be entitled to exercise all other remedies available to it under the Indenture (except for acceleration) in connection with the Events of Default referred to in Section 6.01 of the Indenture, and (ii) the Trustee shall be entitled to bring an action against the Company for amounts due the Trustee under the Indenture for its compensation, expenses and indemnities.

6.             Section 11.08(a) of the Base Indenture is hereby amended and restated solely with respect to the Notes as follows:

(a)  The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern this Indenture and the Securities.  Notwithstanding the foregoing, the subordination provisions set forth in Section 3(i) of this First Supplemental Indenture, shall be governed by Swiss law.

7.             The Base Indenture is hereby amended by adding the following as Section 11.16:

Section 11.16.  Action through a Branch.  The Company may issue Securities under this Indenture through one or more of its branches.

8.             Further Series.  The Company may, by or pursuant to Board Resolution, establish further series of notes under this First Supplemental Indenture having substantially the same terms as the Notes, with such changes or modifications as are set forth in the instrument establishing such further series of notes.

9.             Counterparts.  This First Supplemental Indenture may be executed in any number of counterparts and all of said counterparts executed and delivered each as an original shall constitute but one and the same instrument.

10.           Trustee’s Duties, Responsibilities and Liabilities.  The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of such statements.  The Trustee makes no representation as to the validity of this First Supplemental Indenture.  The Trustee assumes no duties, responsibilities or liabilities by reason of this First Supplemental Indenture other than as set forth in the Base Indenture, and this First Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions of its acceptance of the trust under the Base Indenture, as fully as if said terms and conditions were herein set forth at length.

11.           Ratification and Confirmation.  As amended and modified by this First Supplemental Indenture, the Base Indenture is in all respects ratified and confirmed and the Base Indenture and this First Supplemental Indenture shall be read, taken and construed as one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

CREDIT SUISSE, GUERNSEY BRANCH

By:
Name: Peter Feeney
Title: Authorized Person

By:
Name: Sharon O’Connor
Title: Authorized Person

THE BANK OF NEW YORK, as Trustee

By:
Name: Ignazio Tamburello
Title: Assistant Vice President

Annex I

FORM OF NOTE

FACE OF NOTE

PRINCIPAL AMOUNT: $

CUSIP:

No.:

This Note is a Global Certificate within the meaning of the Indenture hereinafter referred to and is registered in the name of The Depository Trust Company (the “Depositary”).  Unless and until it is exchanged in whole or in part for Notes in definitive registered form, this Note may not be transferred except as a whole by the Depositary to the nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

Unless this Note is presented by an authorized representative of the Depositary to the Trustee or its agent for registration of transfer, exchange or payment, and any Note issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of the Depositary and any payment hereon is made to Cede & Co., any transfer, pledge or other use hereof for value or otherwise by a person is wrongful inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

CREDIT SUISSE

[5.860% Fixed to Floating Rate Tier 1 Capital Note]

[Floating Rate Tier 1 Capital Note]

CREDIT SUISSE, a corporation organized under the laws of, and duly licensed as a bank in, Switzerland (the “Company,” which term includes any successor corporation under the Indenture hereinafter referred to), acting through its Guernsey Branch, for value received, hereby promises to pay, at the time of any redemption hereof, to Cede & Co., or registered assigns, at the office or agency of the Company in New York, New York, the principal sum of $                (                    Dollars), in the coin or currency of the United States, and, subject in all respects to the provisions set forth in the Indenture, to pay interest on said principal sum, [semi-annually on               and              of each year, commencing                and ending on              , at the rate per annum specified in the title of this Note and from and including               , quarterly on               ,            ,              , and              of each year, at the rate per annum determined in accordance with the Indenture,] [quarterly on            ,            ,             , and              of each year, commencing                    , at the rate per annum determined in accordance with the Indenture,] at said office or agency, in like coin or currency , from May 15, 2007 until payment of said principal sum has been made or duly provided for; provided, that

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payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security register or by wire transfer as provided in the Indenture.  The interest so payable on any Interest Payment Date will, subject to certain exceptions provided in the Indenture referred to on the reverse hereof, be paid to the Person in whose name this Note is registered at the close of business on the 15th calendar day prior to such Interest Payment Date, whether or not such day is a Business Day.

Reference is made to the further provisions of this Note set forth on the reverse hereof.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee under the Indenture referred to on the reverse hereof.

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IN WITNESS WHEREOF, CREDIT SUISSE has caused this Note to be duly executed.

CREDIT SUISSE, GUERNSEY
BRANCH

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK, as
Trustee

By:
Authorized Signatory

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REVERSE OF TIER 1 CAPITAL NOTE

CREDIT SUISSE

[5.860% Fixed to Floating Rate Tier 1 Capital Note]

[Floating Rate Tier 1 Capital Note]

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (hereinafter called the “Securities”) of the series hereinafter specified, all issued or to be issued under and pursuant to a subordinated indenture dated as of March 29, 2007, as supplemented by a first supplemental indenture dated as of May 15, 2007 (as so supplemented, herein called the “Indenture”), duly executed and delivered by the Company to The Bank of New York, as trustee (herein called the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Securities.  The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as in the Indenture provided.  This Note is one of a series designated as the [5.860% Fixed to Floating Rate Tier 1 Capital Notes] [Floating Rate Tier 1 Capital Notes] of the Company, initially issued in [$1,250,000,000] [$750,000,000] principal amount and subject to increase without limit as provided in the Indenture.

[Interest will be computed on the basis of a 360-day year of twelve 30-day months until May 15 2017, and from and including that date on the basis of the actual number of days elapsed in the relevant Interest Period divided by 360 days.]  [Interest will be computed on the basis of the actual number of days elapsed in the relevant Interest Period divided by 360 days.]  The Company shall pay interest on overdue Principal and, to the extent lawful, on overdue installments of interest at the rate per annum borne by this Note.  [Until May 15, 2017, if an Interest Payment Date is not a Business Day as defined in the Indenture at a place of payment, payment of interest may be made at that place on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period.  From and including May 15, 2017, if] [If] an Interest Payment Date is not a Business Day as defined in the Indenture at a place of payment, the Interest Payment Date shall be postponed to the next succeeding day that is a Business Day, unless such day would fall into the next calendar month, in which case such payment will be made on the immediately preceding Business Day, and the amount of such interest will be adjusted accordingly.  Interest payments will be made at the discretion of the Company, except under certain circumstances defined in the Indenture when the payment of interest may be either prohibited or non-discretionary.  If the withholding or deduction of taxes, duties or assessments on payments of principal or interest is required by law, the Company will pay Additional Amounts to compensate for such withholding or deduction, in accordance with the Indenture.

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In case an Event of Default (as defined in the Indenture) with respect to the [5.860% Fixed to Floating Rate Tier 1 Capital Notes] [Floating Rate Tier 1 Capital Notes] shall have occurred and be continuing, the rights of the Holders will be limited and subject to the conditions provided in the Indenture.

The Indenture contains provisions which provide that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the Securities of any series with the written consent of the Holders of a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal as then may be accelerated) of the outstanding Securities of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal as may then be accelerated) of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Securities of such series; provided that, without the consent of each Holder of the Securities of each series affected thereby, an amendment or waiver, including a waiver of past defaults, may not: (i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder’s Security, or reduce the Principal thereof or the rate of interest thereon (including any amount in respect of original issue discount), or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, insolvency or similar proceedings, or change any place of payment where, or the currency in which, any Security or the interest thereon is payable, modify any right to convert or exchange such Holder’s Security for another security to the detriment of the Holder, or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Securities of the relevant series the consent of whose Holders is required for any such supplemental indenture, or for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of Principal of or interest on any Security of such Holder; or (iv) modify any of the provisions of the Indenture governing supplemental indentures with the consent of Holders except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby.

It is also provided in the Indenture that, subject to certain conditions, the Holders of at least a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal as is then accelerable) of the outstanding Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Security or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding

5

Security affected.  Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

The Indenture provides that a series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms, including authentication dates and public offering prices, but all the Securities within each such tranche shall have identical terms, including authentication date and public offering price.  Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a Board Resolution or a supplemental indenture establishing such series or tranche.

The Company, for itself and its successors, and each Holder, by accepting the Notes, agrees that the payment of the Principal of and interest on the Notes is subordinated, to the extent and in the manner provided in the Indenture, to the right of payment in full of all present and future Senior Indebtedness, and that the subordination provisions in the Indenture are for the benefit of the holders of Senior Indebtedness.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal of and interest on this Note in the manner, at the place, at the respective times, at the rate and in the coin or currency herein prescribed.

The Notes are issuable initially only in registered form without coupons in denominations of $2,000 and any integral multiples of $2,000 in excess thereof and are transferable and exchangeable at the office or agency of the Company in the Borough of Manhattan, The City of New York, and in the manner and subject to the limitations provided in the Indenture.

This Note is redeemable at the option of the Company and upon the occurrence of certain specified events as described in the Indenture.

Upon due presentment for registration of transfer of this Note at the office or agency of the Company in the Borough of Manhattan, The City of New York, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

6

The Company, the Trustee and any agent of the Company or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon), for the purpose of receiving payment of, or on account of, the Principal hereof and, subject to the provisions hereof, interest hereon, and for all other purposes, and neither the Company nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement contained in the Indenture or any indenture supplemental thereto or in any Note, or because of any indebtedness evidenced thereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

Terms used herein which are defined in the Indenture shall have the respective meanings assigned thereto in the Indenture.

The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern this Note, except for the subordination provisions contained in the first supplemental indenture referred to above, which shall be governed by Swiss law.

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FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF
ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF
ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing
Attorney to transfer
such Note on the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:
NOTICE: The signature to this assignment must
correspond with the name as written upon the face
of the within Note in every particular without
alteration or enlargement or any change whatsoever.